SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)


                               Spark Networks plc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Ordinary Shares, par value 0.01 pound per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G8305M109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                          Tiger Global Management, LLC
                           101 Park Avenue, 48th Floor
                            New York, New York 10178
                                 (212) 984-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 17, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. G8305M109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global Management, LLC(1)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,288,308(1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,288,308(1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,288,308(1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES(2)                                                               [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON

     OO

----------
(1) Tiger Global Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(2) As described in Items 3, 4 and 5 below, Tiger Global Management, LLC may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreement (as defined below). Tiger Global Management, LLC does not affirm to be part of a group and expressly disclaims beneficial ownership of the Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global Management, LLC above.

CUSIP No. G8305M109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles P. Coleman III (3)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,288,308(3)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,288,308(3)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,288,308(3)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(4)                                                       [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.2%

14.  TYPE OF REPORTING PERSON

     IN

----------
(3) Charles P. Coleman III specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(4) As described in Items 3, 4 and 5 below, Charles P. Coleman III may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreement (as defined below). Charles P. Coleman III does not affirm to be part of a group and expressly disclaims beneficial ownership of the Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Mr. Coleman above.

CUSIP No. G8305M109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global, L.P. (5)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     855,140(5)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     855,140(5)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     855,140(5)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(6)                                                       [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON

     PN

----------
(5) Tiger Global, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(6) As described in Items 3, 4 and 5 below, Tiger Global, L.P. may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreement (as defined below). Tiger Global, L.P. does not affirm to be part of a group and expressly disclaims beneficial ownership of the Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global, L.P. above.

CUSIP No. G8305M109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global II, L.P. (7)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     20,372(7)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     20,372(7)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,372(7)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES(8)                                                       [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%

14.  TYPE OF REPORTING PERSON

     PN

----------
(7) Tiger Global II, L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(8) As described in Items 3, 4 and 5 below, Tiger Global II, L.P. may be deemed to be part of a group with the Great Hill Entities (as defined below) pursuant to the terms of the Share Purchase Agreement (as defined below). Tiger Global II, L.P. does not affirm to be part of a group and expressly disclaims beneficial ownership of the Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global II, L.P. above.

CUSIP No. G8305M109
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Tiger Global, Ltd. (9)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     412,796(9)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     412,796(9)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     412,796(9)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARESv(10)                                                     [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

14.  TYPE OF REPORTING PERSON

     CO

----------
(9) Tiger Global, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(10) As described in Items 3, 4 and 5 below, Tiger Global, Ltd. may be deemed to be part of a group with the Great Hill Entities (as defined below), pursuant to the terms of the Share Purchase Agreement (as defined below). Tiger Global, Ltd. does not affirm to be part of a group and expressly disclaims beneficial ownership of the Ordinary Shares (as defined herein), in the aggregate, beneficially owned by the Great Hill Entities (including global depositary shares representing Ordinary Shares). Accordingly, such Ordinary Shares are not included in the amounts specified by Tiger Global, Ltd. above.

CUSIP No. G8305M109
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement on Schedule 13D (the "Schedule 13D") relates to the ordinary shares, par value 0.01 pound per share (the "Ordinary Shares"), of Spark Networks plc, a public limited company registered in England and Wales under number 3628907 whose registered office is located at 24-26 Arcadia Avenue, Finchley Central, London N3 2JU, England (the "Issuer"), whose principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California, 90211.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Amendment No. 2 to this statement is being filed solely to report transactions in Ordinary Shares which took place on January 17, 2007 and January 18, 2007. This Schedule 13D is being filed on behalf of: (I) Tiger Global, L.P., a Delaware limited partnership ("TGLP"); (ii) Tiger Global II, L.P., a Delaware limited partnership ("TGII"); (iii) Tiger Global, Ltd., a Cayman Islands exempted company ("TGLTD", and together with TGLP and TGII, the "Tiger Global Funds"); (iv) Tiger Global Management, LLC, a Delaware limited liability company ("TGM", and together with the Tiger Global Funds, the "Tiger Global Entities"); and (v) Charles P. Coleman III (together with Tiger Global Entities, the "Reporting Persons"). Mr. Coleman is a citizen of the United States.

     The Tiger Global Funds are each a private investment fund. TGM acts as the management company to TGLP and TGII and acts as investment manager to TGLTD. Mr. Coleman is the managing member of TGM. The principal business office of TGLP, TGII, TGM and Mr. Coleman is c/o Tiger Global Management, LLC, 101 Park Avenue, 48th Floor, New York, New York 10178. The principal office of TGLTD is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

     (d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     On December 1, 2005, the Tiger Global Funds, Great Hill Investors, LLC, Great Hill Equity Partners II, LP and Great Hill Affiliate Partners, LP (the "Initial Great Hill Entities") entered into a share purchase agreement (the "Initial Share Purchase Agreement") pursuant to which the Initial Great Hill Entities acquired from the Tiger Global Funds an aggregate of 2,000,000 Ordinary Shares for a purchase price of $5.35 per share, or $10,700,000 in the aggregate.

     As more fully described in Item 4 hereof, on June 13, 2006, the Tiger Global Funds, Great Hill Investors, LLC and Great Hill Equity Partners III, LP (the "Subsequent Great Hill Entities" and together with the Initial Great Hill Entities, the "Great Hill Entities") entered into a share purchase agreement (the "Subsequent Share Purchase Agreement" and together with the Initial Share Purchase Agreement, the "Share Purchase Agreements") pursuant to which the Subsequent Great Hill Entities acquired from the Tiger Global Funds an aggregate of 3,085,000 Ordinary Shares for a purchase price of $5.50 per share, or $16,967,500 in the aggregate. A copy of the Share Purchase Agreement was previously included in Amendment 1 to this schedule as Exhibit A.

     The Ordinary Shares are held in accounts beneficially owned by the Tiger Global Funds. The funds used for the purchase of the Ordinary Shares by the Partnership came from working capital using contributions made by the investors in the Tiger Global Funds. The total cost for the Ordinary Shares beneficially owned by the Reporting Persons is $7,990,226.

     No borrowed funds were used to purchase the Ordinary Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

     Voting Arrangements

     Pursuant to the terms of the Share Purchase Agreements, for so long as the Great Hill Entities and their respective affiliates own at least 5% of the outstanding Ordinary Shares (including Ordinary Shares that are represented by global depositary shares and any other depositary shares) and any other shares in the capital of the Issuer entitled to vote on the election of directors) ("Voting Shares"), the Tiger Global Funds agreed that: (x) if at any time a Great Hill Entity notifies a Tiger Global Fund of its desire and intention to designate a single director on behalf of all the Great Hill Entities (the "Great Hill Director") in advance of any meeting of the Issuer's shareholders called to vote upon for the election of directors, and at all adjournments thereof and in all other circumstances upon which a vote, consent or approval (including by written consent) is sought with respect to the election of directors or that is necessary to elect directors of the Issuer, the Tiger Global Funds agreed to consent, vote (or cause to be voted) all of its Voting Shares that are owned or held of record by the Tiger Global Funds, or as to which the Tiger Global Funds have voting power or in respect of which the Tiger Global Funds can direct, restrict or control any such voting power (the "Remaining Shares") held, at the time such consent is sought or meeting is held, to elect such Great Hill Director; and (y) if at any time a Great Hill Entity notifies a Tiger Global Fund of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, the Tiger Global Funds agree to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner. Pursuant to the Additional Share Purchase Agreement, the Tiger Global Funds irrevocably granted, and appointed Michael A. Kumin, and any other person who shall hereafter be designated by the Great Hill Entities as the Tiger Global Funds' proxy and attorney (with full power of substitution) to vote all of the Tiger Global Funds' shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director.

     In addition, the Tiger Global Funds agreed not to enter into or exercise its rights under any voting arrangements with respect to any Remaining Shares or take any other action, that would in any way restrict, limit or interfere with the performance of its obligations to vote its Remaining Shares in accordance with the terms of the Share Purchase Agreements. Pursuant to the terms of the Share Purchase Agreements, the Tiger Global Funds are not restricted from selling or otherwise transferring any Remaining Shares or any interest therein to a third party that is not an affiliate of Tiger Global Funds or the Issuer or to any affiliate that agrees in writing to be bound by the terms of the Share Purchase Agreements. The foregoing covenants and obligations of the Tiger Global Funds terminates after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the Issuer's articles and memorandum of association, as in effect on December 1, 2005 with respect to the Initial Share Purchase Agreement and June 13, 2006 with respect to the Additional Share Purchase Agreement.

     In addition, the Tiger Global Funds agreed that, in order to secure all interest of the Great Hill Entities in the Ordinary Shares purchased under each applicable share purchase agreement with effect from the date of execution of the applicable share purchase agreement (the "Execution Date"), each of the Tiger Global Funds irrevocably appointed Great Hill Partners, LLC to be its attorney in its name and on its behalf to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares (or global depository shares representing Ordinary Shares) purchased pursuant to the applicable share purchase agreement. The Tiger Global Funds agreed, following the applicable Execution Date, not to exercise all or any of the voting and other rights, powers and privileges attached to the Ordinary Shares purchased pursuant to the applicable share purchase agreement that are registered in its name.

     The Ordinary Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Ordinary Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, TGM may be deemed to beneficially own 1,288,308 Ordinary Shares, constituting approximately 4.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of November 10, 2006 as reported in the Issuer's Form 10-Q filed on November 14, 2006.

     TGM has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 1,288,308 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 1,288,308 Ordinary Shares.

     TGM specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Charles P. Coleman III may be deemed to beneficially own 1,288,308 Ordinary Shares, constituting approximately 4.2% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of November 10, 2006 as reported in the Issuer's Form 10-Q filed on November 14, 2006.

     Mr. Coleman has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 1,288,308 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 1,288,308 Ordinary Shares.

     Mr. Coleman specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGLP may be deemed to beneficially own 855,140 Ordinary Shares, constituting approximately 2.8% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of November 10, 2006 as reported in the Issuer's Form 10-Q filed on November 14, 2006.

     TGLP has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 855,140 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 855,140 Ordinary Shares.

     TGLP specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGII may be deemed to beneficially own 20,372Ordinary Shares, constituting approximately 0.1% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of November 10, 2006 as reported in the Issuer's Form 10-Q filed on November 14, 2006.

     TGII has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 20,372 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 20,372 Ordinary Shares.

     TGII specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, TGLTD may be deemed to beneficially own 412,796 Ordinary Shares, constituting approximately 1.3% of the Ordinary Shares of the Issuer, based upon the number of Ordinary Shares outstanding as of November 10, 2006 as reported in the Issuer's Form 10-Q filed on November 14, 2006.

     TGLTD has the sole power to vote or direct the vote of 0 Ordinary Shares; has the shared power to vote or direct the vote of 412,796 Ordinary Shares; has the sole power to dispose or direct the disposition of 0 Ordinary Shares; and has shared power to dispose or direct the disposition of 412,796Ordinary Shares.

     TGLTD specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of its pecuniary interest therein.

     (c) Information set forth in Exhibit B describes any transactions by the Reporting Persons relating to the Ordinary Shares during the past 60 days.

     (d) Not applicable.

     (e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares on January 17, 2007.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Share Purchase Agreement previously included in Amendment 1 to this schedule as Exhibit A.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Joint Filing Agreement, dated as of January 25, 2007, by and among the Reporting Persons.

     Exhibit B: The transactions in the Ordinary Shares that were effected by the Reporting Persons within the past 60 days.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2007
-----------------------
(Date)


Tiger Global Management, LLC (11)

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member

/s/ Charles P. Coleman III (11)
--------------------------
    Charles P. Coleman III


Tiger Global, L.P. (11)
By:  Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member


Tiger Global II, L.P. (11)
By: Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member


Tiger Global, Ltd. (11)
By:  Tiger Global Management, LLC, its investment manager

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Director

(11) Each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit A
---------

                                    AGREEMENT
                                    ---------

          The undersigned agree that this Schedule 13D dated January 25, 2007 relating to the Ordinary Shares par value 0.01 pound per share of Spark Networks plc shall be filed on behalf of the undersigned.


Tiger Global Management, LLC*

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member

/s/ Charles P. Coleman III *
--------------------------
    Charles P. Coleman III


Tiger Global, L.P. *
By:  Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member


Tiger Global II, L.P. *
By: Tiger Global Performance, LLC, its general partner

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Managing Member


Tiger Global, Ltd. *

By: /s/ Charles P. Coleman III
------------------------------
Name: Charles P. Coleman III
Title: Director

* Each of the Reporting Persons specifically disclaims beneficial ownership in the Ordinary Shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

Exhibit B
---------

                           TRANSACTIONS IN THE SHARES
                           --------------------------

Transactions in the Ordinary Shares by Tiger Global, L.P.

                             Number of Shares
Date of Transaction          Purchase/(Sold)            Price per Share
-------------------          ---------------            ---------------

11/27/2006                       (159)                     (euro)4.70
11/28/2006                       (593)                     (euro)4.70
01/03/2007                     (3,201)                     (euro)4.03
01/05/2007                        (52)                     (euro)4.02
01/08/2007                       (598)                     (euro)4.00
01/10/2007                     (3,983)                     (euro)4.00
01/11/2007                     (1,542)                     (euro)4.00
01/15/2007                       (664)                     (euro)4.00
01/17/2007                    (74,038)                     (euro)4.00
01/18/2007                    (78,900)                     (euro)4.00


Transactions in the Ordinary Shares by Tiger Global II, L.P.

                             Number of Shares
Date of Transaction          Purchase/(Sold)            Price per Share
-------------------          ---------------            ---------------

11/27/2006                         (3)                     (euro)4.70
11/28/2006                        (13)                     (euro)4.70
01/03/2007                        (70)                     (euro)4.03
01/05/2007                         (1)                     (euro)4.02
01/08/2007                        (14)                     (euro)4.00
01/10/2007                        (96)                     (euro)4.00
01/11/2007                        (37)                     (euro)4.00
01/15/2007                        (16)                     (euro)4.00
01/17/2007                     (1,796)                     (euro)4.00


Transactions in the Ordinary Shares by Tiger Global, Ltd.


                             Number of Shares
Date of Transaction          Purchase/(Sold)            Price per Share
-------------------          ---------------            ---------------

11/27/2006                        (79)                     (euro)4.70
11/28/2006                       (294)                     (euro)4.70
01/03/2007                     (1,588)                     (euro)4.03
01/05/2007                        (24)                     (euro)4.02
01/08/2007                       (288)                     (euro)4.00
01/10/2007                     (1,921)                     (euro)4.00
01/11/2007                       (743)                     (euro)4.00
01/15/2007                       (320)                     (euro)4.00
01/17/2007                    (35,733)                     (euro)4.00
01/18/2007                    (48,100)                     (euro)4.00


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